May 8, 2015

Energy Fuels Inc.
225 Union Blvd., Suite 600
Lakewood, Colorado 80228

Re:	Energy Fuels Inc.

We have acted as Canadian counsel to Energy Fuels Inc. (the "Corporation") in connection with the proposed merger (the “Transaction”) between EFR Nevada Corp. (“Subco”), a wholly-owned subsidiary of the Corporation, and Uranerz Energy Corporation (“Uranerz”) pursuant to an Agreement and Plan of Merger (the “Agreement”) between the Corporation, Subco and Uranerz dated January 4, 2015, as amended on May 8, 2015. Pursuant to the Agreement, on the closing of the Transaction, the shareholders of Uranerz will receive 0.255 of a common share (each whole share, a “Common Share” and all such shares to be issued collectively referred to as “Common Shares”) of the Corporation in exchange for each share of common stock of Uranerz held.

We provide this opinion in connection with the registration of the Common Shares under the Registration Statement on Form F-4 (the “Registration Statement”) filed by the Corporation on the date hereof with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended (the “Act”).

A.	EXAMINATIONS

We have examined such documents, statutes, regulations, public and corporate records, including the resolutions of the board of directors of the Corporation, officer’s certificates and other documents, and have considered such questions of law as we have considered relevant and necessary as a basis for the opinion hereinafter set forth.

B.	APPLICABLE LAW

Our opinion is limited to the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario now in effect.

Lawyers | Patent & Trade-mark Agents

C.	ASSUMPTIONS AND RELIANCE

In connection with our opinion, we have assumed that with respect to all documents examined by us, the genuineness of all signatures, the legal capacity of all individuals signing any documents, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as copies, whether facsimile, photostatic, electronic, certified or otherwise, and the identity of all individuals acting or purporting to act as public officials.

In expressing our opinion below, we have relied exclusively and without independent investigation on certificates of public officials and a certificate of an officer of the Corporation and we have assumed that there have been no changes in circumstances that would not allow us to rely on such certificates.

D.	OPINIONS

Based upon and subject to the foregoing, and to the limitations expressed in this opinion letter, we are of the opinion that the Common Shares, upon issuance and receipt by the Corporation of the consideration therefor in the manner set out in the Merger Agreement, will be validly issued as fully paid and non-assessable shares in the capital of the Corporation.

E.	LIMITATION ON RELIANCE

This opinion letter is furnished solely in connection with the filing of the Registration Statement and may not be relied upon or used for any other purpose, nor may it be quoted, circulated or published, in whole or in part, or otherwise referred to, filed with or furnished to any other person or entity, without our express prior written authorization.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and for no other purpose. In giving this consent, we do not thereby admit that we are included in the category of person whose consent is required by the Act or the rules and regulations promulgated thereunder.

Yours very truly,

BORDEN LADNER GERVAIS LLP